

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2018

Mail Stop 4631

<u>Via E-mail</u>
Gregory S. Skinner
Vice President
Landec Corporation
3603 Haven Avenue
Menlo Park, CA 94025

> **Re:** **Landec Corporation**
> **Form 10-K/A for Fiscal Year Ended May 28, 2017**
> **Filed August 15, 2017**
> **File No. 0-27446**

Dear Mr. Skinner:

We issued a comment to you on the above captioned filing on February 16, 2018. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by March 22, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Tracie Mariner, Staff Accountant, at (202) 551-3744, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction